SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation

190 Carondelet Plaza, Suite 1530

Clayton, MO 63105

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2004 and 2003

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Page
Financial Statements:

Statements of Net Assets Available for Plan Benefits at December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2004 and 2003	4

Notes to Financial Statements	5

Supplementary Information Required by Department of Labor’s Rules and Regulations:*

Schedule H, Line 4i—Schedule of Assets (Held at End of Year), December 31, 2004	12

*	Schedules of party-in-interest transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative Committee of

Olin Corporation

We have audited the accompanying statement of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Amper, Politziner & Mattia, P.C.

Amper, Politziner & Mattia, P.C.

New York, New York

June 23, 2005

Report of Independent Registered Public Accounting Firm

Pension and CEOP Administrative Committee of

Olin Corporation:

We have audited the accompanying statement of net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Stamford, Connecticut

June 21, 2004

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Common stock	$169,592,207	$173,941,305
Mutual funds	264,894,633	245,451,372
Self-directed brokerage	6,319,904	5,101,122
Participant loans	11,111,326	10,459,400

	451,918,070	434,953,199
Employer contribution receivable	287,093	519,875
Employee contribution receivable	412,429	68,545
Due from broker for securities sold	—	193,451

Net assets available for plan benefits	$452,617,592	$435,735,070

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Dividends and interest	$6,975,135	$10,781,406
Interest on loans receivable	477,417	522,055
Net appreciation in fair value of investments	35,076,238	73,757,074

Net investment income	42,528,790	85,060,535

Contributions:
Employee	13,052,344	12,678,224
Employer	3,089,376	3,305,240

Total contributions	16,141,720	15,983,464

Administrative expenses	(376,797)	(314,335)
Distributions to participants	(41,411,191)	(32,460,914)

Net increase	16,882,522	68,268,750
Net assets available for plan benefits at beginning of year	435,735,070	367,466,320

Net assets available for plan benefits at end of year	$452,617,592	$435,735,070

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. When available, quoted market prices are used to value investments. Where independent prices are not available, investments are valued by the issuing investment advisor or broker.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Distributions to Participants

Distributions to participants are recorded when paid.

(e)	Administrative Expenses

All expenses of maintaining the Plan are paid by the Plan. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(f)	Trust Fund Management

JPMorgan Chase Bank (the Trustee) is the trustee of the Plan. Under the terms of the Trust Agreement between the Trustee and Olin, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under JPMorgan Chase Bank, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant’s account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(g)	Recordkeeper

JPMorgan Retirement Plan Services is the Recordkeeper for the Plan.

(2)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan consisting of the following separate investment funds:

American Century Premium Money Market	Managers Special Equity Fund

PIMCO Total Return Fund	Dreyfus Small Cap Index Fund

Gabelli Westwood Equity Fund	American Century International Growth Fund

Barclays Global Investors Equity Index Fund	Olin Common Stock Fund

Growth Fund of America	Arch Common Stock Fund

Dreyfus Mid Cap Index Fund	Self Directed Brokerage Investment

TCW Galileo Value Opportunities Fund

(b)	Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer’s payroll and is either performing services in the United States or a citizen of the United States performing services outside the United States at the request of the Employer.

For 2004 and 2003, the total maximum allowable employee contribution was 100% of eligible pay for non-highly compensated employees and subject to the IRS rules concerning discrimination, 18% of eligible pay for highly compensated employees.

The Internal Revenue Code (IRC) maximum amount of tax deferred contributions that may be made to the CEOP was $13,000 for 2004 and $12,000 for 2003. The amount of tax deferred contributions is based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Starting in 2002, participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

The Employer matching contribution percentage is determined by the board of directors of the Employer and, under the Plan provisions, may amount to 100% of the participants’ contributions, up to 6% of eligible pay. Decreases in the Employer matching contribution percentage may be approved by the Company.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

For 2004 and 2003, the Employer contribution rate was 100% on the first $25 of monthly contribution and 50% on the balance up to 6% of eligible pay for non-salaried employees. Prior to October 17, 2003, employer matching contributions had been invested in the Olin Common Stock Fund. Thereafter, the employer matching contributions are invested in the same manner as the employees’ contributions.

Effective January 1, 2003, the Company suspended matching contributions with respect to salaried employees and such contributions remained suspended through December 31, 2004. Effective January 1, 2005, the Plan was amended with respect to salaried employees to provide for a matching contribution based on the Company’s reported Earnings Per Share. Following is the formula for such matching contribution:

Reported Earnings Per Share	Company Match on 1st 6% of Pay
Less than $0.00	00.00%
$0.00 - $0.49	25.00%
$0.50 - $0.99	50.00%
$1.00 or more	75.00%

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant’s vested account.

(d)	Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Prior to October 17, 2003, the Olin common stock purchased with Employer contributions was not transferable until employees terminated employment with the Company. However, employees who were age 50 or older were and still are permitted to withdraw any or all of the value of the Olin common stock purchased with Employer contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account. Effective October 17, 2003, all of the Olin common stock in an employee’s CEOP account, including shares purchased with Company contributions, became transferable.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Arch Common Stock Fund

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to affect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the Arch Common Stock Fund in the Plan.

As of the effective date of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant’s initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant’s Olin Common Stock Fund account by the total value of all participants’ accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above, by the value of the Arch common stock the Plan trustee received as a stock dividend.

Prior to October 17, 2003, dividends paid on Arch common stock were invested in the Olin Common Stock Fund. Effective October 17, 2003, dividends on Arch common stock were allocated in accordance with investment allocation that was in effect for the employees’ contributions.

(f)	Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer’s contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

On termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participant’s life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin and Arch Common Stock Funds may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(g)	Transfers Among Funds

Participants can transfer balances among funds offered by the Plan. Prior to October 17, 2003, the transfer provision with respect to the Olin Common Stock Fund allowed active participants to transfer their investments in these funds. However, Company matching contributions invested in the Olin Common Stock Fund were not transferable to other investments while such participant was actively employed by the Company. Effective October 17, 2003, all of the Olin common stock in an employee’s CEOP account, including shares purchased with Company contributions, became transferable.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(h)	Loan Provision

All employees who are participants in the Plan are eligible to borrow from the Plan. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1)	Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2)	One-half (1/2) of the Eligible Borrower’s vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants’ accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the Plan’s financial statements. The interest rate on these loans is the prime rate at the date of loan origination. Interest rates on loans ranged from 4.00% to 4.25% and 4.00% to 4.50% in 2004 and 2003, respectively.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3)	Forfeitures of Employer Contributions

Forfeitures of Employer’s contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer’s cash contributions by $73,242 and $68,822 for the Plan years ended December 31, 2004 and 2003, respectively. Unutilized forfeitures at December 31, 2004 and 2003 amounted to $2,306 and $6,092, respectively.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Investments

The Plan’s investments which exceeded 5% of net assets available for plan benefits as of December 31, 2004 and 2003 are as follows:

	December 31
Description of investment	2004	2003
American Century Premium Money Market	$57,127,168	$58,240,903
Barclays Global Investors Equity Index Fund	64,614,349	61,525,075
PIMCO Total Return Fund	55,453,705	55,722,339
Olin Corporation Common Stock	135,386,215	137,995,045
Arch Chemicals Common Stock	34,205,992	35,946,260
Managers Special Equity Fund	25,307,239

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Mutual funds	$18,224,310	$28,970,021
Common stock	16,481,054	43,884,047
Self-directed brokerage	370,874	903,006

	$35,076,238	$73,757,074

(5)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(6)	Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan was amended and restated to comply with the EGTRRA requirements as required under Notice 2001-57 on December 20, 2002. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee’s account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(7)	Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by American Century. American Century is a related party to the Trustee as defined by the Plan. Therefore, these transactions qualify as parties-in-interest. Investment-related fees are reflected in the statements of changes in net assets available for plan benefits.

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	Current value
Common Stock:
* Olin Corporation	Olin Corporation Common Stock, 6,148,329 shares, par value $1.00	$135,386,215
Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock, 1,188,533 shares, par value $1.00	34,205,992
Mutual Funds:
* American Century	Premium Money Market, 57,130,010 shares	57,127,168
* Chase Manhattan Bank	Money Market 2,842 shares	2,842
PIMCO	Total Return Fund, 5,194,726 shares	55,453,705
* American Century	International Growth Fund, 526,474 shares	16,641,834
Managers	Special Equity Fund, 279,916 shares	25,307,239
TCW	Value Fund 665,988 shares	14,685,040
American Funds	Growth Fund 428,919 shares	11,679,477
Dreyfus	Mid Cap Fund 105,212 shares	2,755,496
Dreyfus	Small Cap Fund 151,595 shares	3,078,885
Gabelli	Westwood Equity Fund, 1,367,164 shares	13,548,598
Barclays	Global Investors Equity Index Fund, 1,795,841 shares	64,614,349
* Participant loans	1,426 loans with interest rates ranging from 4.00% to 9.5% maturity ranging from January 1, 2005—December 29, 2009	11,111,326
* American Century	Self-Directed Brokerage Investment	6,319,904

		$451,918,070
*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

	By:	Members of the Pension and CEOP Administrative Committee

/s/ D. R. McGough
D. R. McGough

/s/ S. E. Doughty
S. E. Doughty

/s/ D. C. Lockwood
D. C. Lockwood

/s/ M. T. DeRosa
M. T. DeRosa

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Amper, Politziner & Mattia, P.C.

23.2	Consent of KPMG LLP